Zentek Completes Shelf-Life Efficacy Testing for

ZenGUARD™ Enhanced Air Filter Commercialization

Guelph, ON - March 12, 2025, Zentek Ltd. ("Zentek" or the "Company") (Nasdaq: ZTEK; TSX-V: ZEN), an intellectual property technology development and commercialization company announces that shelf-life efficacy testing has been completed on aged ZenGUARD™ Enhanced Air Filters, which is required for medical device compliance.

Highlights

  ZenGUARD™ Enhanced Air Filters were aged for 20 months prior to testing to establish the product's shelf life
  Viral filtration efficiency ("VFE") was unchanged after aging demonstrating that the ZenGUARD™ coating has a consistent performance over a duration of 20 months

ZenGUARD™ Enhanced Air Filters

On November 27, 2024, Zentek announced that the Company will manufacture and sell its ZenGUARD™ Enhanced Air Filters as a Class I medical device under its medical device establishment licence ("MDEL"). The change in regulatory pathway required the completion of "End Product Stability and Performance Testing."  These tests are essential for medical devices as products must demonstrate consistent performance and safety of the device until a subsequent expiry date. The expiry date must be clearly identified on the label of all medical devices.

ZenGUARD™ Enhanced Air Filters were real-time aged for 20 months and then submitted to LMS Technologies, Inc. ("LMS") for VFE and shedding testing. The VFE was tested for the aged filters to determine the reduction in bioaerosols that is achieved under normal operating conditions with an airflow of 500 ft/min and was consistent with ASHRAE 241 Section L standards. The recently completed testing of the 20-month aged filters measured an initial VFE of 38.1% which was similar to the original test performance of 37.7%.

Likewise, a shedding test on the 20-month-aged filters was completed using a laser particle counter to determine the number and size of particles in the airstream under normal operating conditions (500 ft/min airflow). The shedding test demonstrated that the coating maintains excellent adhesion to the substrate over 20 months as the number of particles counted in the airstream after passing through the filter were within statistical deviation with the background particle counts measured with no filter present in the test chamber.

Based on the VFE and shedding test results, ZenGUARD™ Enhanced Air Filters will be labelled with a 20-month expiry from the date of manufacture.

The Company continues to prioritize the completion of all required documentation to support the manufacture and sale of ZenGUARD™ Enhanced Air Filters under its existing MDEL alongside ZenGUARD™ Surgical Masks. This documentation will be completed in compliance with Canadian Medical Device Regulations and ISO 13485:2016 Quality Management System for medical devices.

Greg Fenton, Zentek's CEO, commented: "The pathway to commercialization for ZenGUARD™ Enhanced Air Filters has been a long journey and we are pleased to have finally completed all testing necessary required for a medical device.  These recent results further demonstrate to users that ZenGUARD™ Enhanced Air Filters are an effective and safe solution to help reduce the transmission of infectious bioaerosols up to the expiry date. We look forward to providing further announcements as we move towards commercialization."

About Zentek Ltd.

Zentek is an ISO 13485:2016 certified intellectual property technology company focused on the research, development and commercialization of novel products seeking to give the company's commercial partners a competitive advantage by making their products better, safer, and greener.

Zentek's patented technology platform ZenGUARD™, is shown to significantly increase the bacterial and viral filtration efficiency for surgical masks and aims to do the same with HVAC (heating, ventilation, and air conditioning) filters. Zentek's ZenGUARD™ production facility is in Guelph, Ontario.

Zentek, through its wholly owned subsidiary, Triera Biosciences Ltd., has a global exclusive licence to the aptamer-based platform technology developed by McMaster University, which is being jointly developed by Zentek and McMaster for both the diagnostic and therapeutic markets.

For further information:

investorrelations@zentek.com

Ryan Shacklock

Email: rshacklock@zentek.com

306-270-9610

To find out more about Zentek, please visit our website at www.Zentek.com. A copy of this news release and all material documents in respect of the Company may be obtained on Zentek's SEDAR+ profile at http://www.sedarplus.ca/.

Forward-Looking Statements

This news release contains forward-looking statements. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Although Zentek believes that the assumptions and factors used in preparing the forward-looking information in this news release are reasonable, undue reliance should not be placed on such information, which only applies as of the date of this news release, and no assurance can be given that such events will occur in the disclosed time frames or at all. Zentek disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, other than as required by law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.